September 1, 2009

VIA FEDERAL EXPRESS AND
EDGAR TRANSMISSION

Jeffrey Gordon Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E., Stop 4631 Washington, D.C. 20549-0303

Re:	WCA Waste Corporation (the “Company”)
File No. 0-50808
Form 10-K for Fiscal Year ended
December 31, 2008
Forms 10-Q for the periods ended
March 31, 2008 and June 30, 2008
Schedule 14-A filed on April 30, 2009

Dear Mr. Gordon:

We write this letter to provide supplemental information to the Company’s response (the “Response Letter”) provided as of the date hereof under separate cover to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in its letter (the “Comment Letter”) dated August 21, 2009 regarding the Company’s filings on Form 10-K, Forms 10-Q and Schedule 14-A. We hereby set forth the following supplemental information referenced in the Company’s Response Letter.

Supplemental Response to Comment 3

In response to Comment 3 of the Comment Letter, the Company intends to include the following disclosure when describing the covenants relating to its 9.25% Senior Notes Due 2014 and its Bank Credit Facility in its filings with the Commission:

“9.25% Senior Notes Due 2014

The senior notes were issued under an indenture between WCA Waste and The Bank of New York Trust Company, N.A., as Trustee. The indenture contains covenants that, among other things, limits on our ability to incur additional indebtedness, make capital expenditures, create liens, sell assets and make dividend and other payments. In addition, the indenture includes financial covenants including a covenant allowing us to incur indebtedness or issue disqualified stock or preferred stock only if the Fixed Charge Coverage Ratio (as defined in the indenture) for the four full fiscal quarters most recently ended prior to issuance would have been at least 2.0 to 1, determined on a pro forma basis, as if the additional indebtedness had been incurred or the disqualified stock or preferred stock had been issued at the beginning of such four-quarter period. The defined terms are set forth in the indenture. As of December 31, 2008, we were in compliance with all covenants under the senior notes indenture.

Jeffrey Gordon
Division of Corporate Finance
Securities and Exchange Commission
September 1, 2009

Bank Credit Facility

Our credit facility is subject to various financial and other covenants including, but not limited to, limitations on debt, consolidations, mergers, and sales of assets. The credit facility also contains financial covenants requiring us to limit leverage (both in terms of senior secured debt and total leverage), maintain specified debt service ratios, limit capital expenditures, and maintain a minimum tangible net worth. Each of the financial covenants incorporates specially defined terms that would not correspond to GAAP or Non-GAAP measures disclosed in this report and that in certain instances are based on determinations and information not derived from or included in our financial statements. The financial covenants include the following:

•	Our maximum “Leverage Ratio” (as defined in the Credit Agreement) for the trailing 12-month reporting period on each quarterly reporting date is 4.75 to 1.00;

•	We maintain a Pro Forma Adjusted EBITDA Debt Service Ratio (as defined in the Credit Agreement) for the trailing 12-month period of not less than 2.25 to 1.00 until maturity;

•	Our maximum Senior Secured Funded Debt Leverage Ratio (as defined in the Credit Agreement) is 2.50 to 1.00;

•	We cannot make any maintenance capital expenditures exceeding 15% of our consolidated total revenue as calculated at the end of a fiscal year; and

•
We maintain minimum tangible net worth of not less than $30.0 million as of December 31, 2008, plus, as of the end of each fiscal quarter thereafter, 50% of our after-tax consolidated net income (but excluding any quarterly losses), plus 100% of any increase in our net worth resulting from the net cash proceeds of any future equity offerings.

As of December 31, 2008, we were in compliance with all covenants under the credit facility.”

Supplemental Response to Comment 5

In response to Comment 5 of the Comment Letter, the Company intends to include the following disclosure in the notes to its consolidated financial statements in its filings with the Commission:

“Under the provisions of SFAS No. 142, the first step for the goodwill impairment test requires the Company to estimate the fair value of each reporting unit and to compare the fair value to the reporting unit’s carrying value. The Company estimated the fair value of its reporting units using a discounted cash flow approach. The key assumptions the Company used in preparing its discounted cash flow analysis were (1) projected cash flows, (2) expected long-term growth rate, and (3) discount rate. The Company based its projected cash flows on budgeted operating results for 2009. For 2010 and future periods, the Company assumed a growth rate of 2.5% based on the 20-year inflation rate as published by the Federal Reserve. The Company used an average discount rate of 10.2%, which represented its weighted average cost of capital and was evaluated by independent third parties for reasonableness. The Company’s reporting units carry the majority of assets and liabilities related to their operations on their respective balance sheets, except for obligations associated with debt, self-insurance and deferred tax liabilities, as well as assets such as cash and deferred tax assets, which are primarily recorded on Corporate’s balance sheet. To determine the carrying value of each reporting unit at December 31, 2008, the Company allocated assets and liabilities accounted for within its Corporate’s balance sheet to each of the reporting units based on the size of their respective operations. The Corporate assets and liabilities relate to the operations of each of the reporting units, therefore, management believe they should be allocated to each of the reporting units to determine the appropriate fair values for each of the reporting units.

Jeffrey Gordon
Division of Corporate Finance
Securities and Exchange Commission
September 1, 2009

In the Company’s discounted cash flow analysis, the estimated fair value for each of its reporting units exceeded their respective carrying value. Accordingly, there was no indication of impairment.

As a test of the reasonableness of the estimated fair values for its reporting units, the Company compared the fair value of its reporting units under the discounted cash flow approach less outstanding debt (implied fair value of equity) to its market capitalization as of December 31, 2008. The Company compared the implied fair value of its equity to its market capitalization noting that the implied fair value of equity exceeded the market capitalization. The Company considered the excess amount of implied fair value over market capitalization to be a control premium. A control premium represents the ability of an acquirer to control the operations of the business. The control premium determined as of December 31, 2008 appeared reasonable as it is consistent with historical control premium levels observed in acquisitions of controlling interests in publicly-traded companies. The Company will continue to monitor its market capitalization and expectations of future cash flows and will perform additional interim impairment testing if deemed necessary.”

Please do not hesitate to contact the undersigned at (713) 292-2400 should you have any questions regarding this supplemental response.

Very truly yours,

/s/ Charles A. Casalinova

Charles A. Casalinova

cc:	John Hartz [Staff] Joe Scarano, WCA Waste Corporation Mike Roy, WCA Waste Corporation Jeff Dodd, Andrews Kurth LLP